Exhibit (a)(1)(B)

SUPPLEMENT TO COMPANY REPURCHASE NOTICE
TO HOLDERS OF
2¼% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2024
CUSIP Number: 368682 AL 4

Reference is made to the Indenture, dated as of November 23, 2004 (the “Indenture”), between GenCorp Inc., an Ohio corporation (the “Company”) and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), a national banking association organized under the laws of the United States of America (the “Trustee” or “Paying Agent”), pursuant to which the Company issued 2¼% Convertible Subordinated Debentures due 2024 (the “Debentures”), and the Company Repurchase Notice to Holders of Debentures, dated October 24, 2011 (the “Company Repurchase Notice”) relating to the option (the “Option”) of each holder (each a “Holder”) of the Debentures to require the Company to repurchase the Holder’s Debentures as set forth in the Company Repurchase Notice.

This Supplement to the Company Repurchase Notice (this “Supplement”) amends, modifies, and supersedes certain information included in the Company Repurchase Notice.  The Company is extending the time on November 21, 2011 (the “Expiration Date”) until which Holders may exercise the Option from 5:00 p.m., New York City time, on the Expiration Date to 12:00 midnight, New York City time, at the end of the Expiration Date.  Therefore, all references in the Company Repurchase Notice to 5:00 p.m., New York City time, on the Expiration Date are hereby amended to be references to 12:00 midnight, New York City time at the end of the Expiration Date.

To exercise your Option to have the Company repurchase the Debentures and to receive payment of the Repurchase Price (as defined in the Company Repurchase Notice), you must validly surrender your Debentures through DTC’s transmittal procedures prior to 12:00 midnight, New York City time, at the end of the Expiration Date.  If your Debentures are held through a broker, dealer, commercial bank, trust company or other nominee, then you must contact such nominee and instruct such nominee to exercise your Option and surrender your Debentures through the transmittal procedures of DTC.

A Holder may withdraw its Repurchase Notice (as defined in the Company Repurchase Notice) at any time prior to 12:00 midnight, New York City time, at the end of the Expiration Date by complying with the withdrawal procedures of DTC and those set forth in Section 3.08 of the Indenture.

This Supplement should be read in conjunction with the Company Repurchase Notice.  Except for the changes described herein, all other terms of the Company Repurchase Notice remain the same.  As of the date of this Supplement, we have been informed that Holders have validly tendered $1,920,000 aggregate principal amount of Debentures for repurchase.

The Paying Agent is The Bank of New York Mellon Trust Company, N.A., c/o Bank of New York Mellon Corporation - Reorganization Unit, 101 Barclay Street - 7 East, New York, NY 10286, Attention: Diane Amoroso, Phone: (212) 815-2742, Fax: (212) 298-1915.

The date of this Supplement is November 3, 2011.